Sun Life Financial reports
record quarterly earnings of $458 million for Q1 2005
Operating earnings per share grew to $0.77, up 9% over Q1 2004
Operating ROE improved 60 basis points to 12.6%

Toronto – April 28, 2005 – Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record operating earnings of $458 million or $0.77 per share for the quarter ended March 31, 2005. Operating earnings for the quarter increased 8% compared to the first quarter of 2004 and operating earnings per common share (EPS) were up 9% over the same period. Operating return on common equity (ROE) grew to 12.6% for the quarter, up from 12.0% for the first quarter of 2004. The financial results presented in this press release are unaudited.

Strength in sales production in the first quarter of 2005 was supported by the US$728 million in net sales at MFS Investment Management, a turnaround of approximately US$2 billion compared to a year ago, and by a 45% increase in market-based RRSP product sales in SLF Canada.

Donald A. Stewart, Chief Executive Officer, said, “Our strategy of diversifying across geographies and between protection and wealth management products has once again generated strong results. Notably, the Company’s operating ROE improved by 60 basis points over the first quarter of 2004.

“We continue to write profitable business, as evidenced by the value of new business generated by our sales. In 2005 Sun Life Financial is placing significant focus on expanding distribution capacity in all of our operations. Significant additions have been made to the number of wholesalers in the annuity sales force in the U.S. and the third-party distribution channel in Canada. In China, we have received initial approval to commence operations in a third city and have obtained a license to sell group insurance in that country,” he said.

Financial Highlights:

●	Operating ROE increased 60 basis points to 12.6% from 12.0% in the first quarter of 2004.

●	Operating EPS for the quarter increased 9% compared to the first quarter of 2004. Operating EPS would have been up 13% for the quarter except for the negative impact resulting from the strengthening of the Canadian dollar against foreign currencies compared to the exchange rates in the first quarter of 2004.

●	In the first quarter of 2005, Sun Life Financial Inc. repurchased approximately 4 million common shares at an average price of $39.48 under its share repurchase program.

First Quarter Earnings

Business Highlights

Corporate Developments

●	On January 4, 2005, Sun Life Financial completed a reorganization under which most of its asset management businesses in Canada and the United States were transferred to a newly incorporated subsidiary. The reorganization will allow the Company to optimize its capital structure and will give it increased flexibility by positioning it to benefit from new capital rules proposed by the Office of the Superintendent of Financial Institutions in Canada.

●	Sun Life Financial Inc. issued $400 million of Class A Non-Cumulative Perpetual Preferred Shares, Series 1 yielding 4.75% annually, providing it with attractive, low cost capital. Sun Life Assurance Company of Canada announced its intention to redeem its Non-Cumulative Redeemable Class E Preferred Shares, Series 1.

●	Sun Life Financial ranked first among insurance companies in the Report on Business magazine’s second annual Corporate Social Responsibility ranking.

●	The Boards of Directors of Sun Life Financial Inc. and Sun Life Assurance Company of Canada announced their intention to appoint Ronald W. Osborne as non-executive Chairman. Mr. Osborne’s appointment is pending his re-election as a director by shareholders and voting policyholders at the companies’ upcoming annual meetings on May 11, 2005.

●	Sun Life Financial has appointed Robert W. Mansbridge as Executive Vice-President and Chief Information Officer, responsible for the Company’s shared technology and business services, information technology architecture and information security.

Sun Life Financial Canada (SLF Canada)

●	Group Retirement Services successfully completed the implementation of the Deferred Profit Sharing Plans (DPSP) for employees of the Canadian operations of the Magna International Inc. group of companies (Magna). The addition of the DPSP plan makes Sun Life Financial the sole provider of group retirement services to all of Magna’s Canadian employees. Magna’s DPSP is one of the largest defined contribution plans to change providers in Canada.

●	Group Retirement Services has introduced the Milestone series of segregated funds, the first lifecycle funds for employer-sponsored group retirement and savings plans in Canada to feature a guaranteed unit value at maturity.

●	In a survey conducted by Research Dynamics, advisors ranked Group Retirement Services number one in all categories, including customer service satisfaction, product flexibility, innovation and communication.

●	The Individual Insurance & Investments business unit recorded strong RRSP campaign results, with $687 million in market-based product sales, up 45% over sales in the first quarter of 2004.

●	Individual Insurance & Investments introduced Sun Critical Illness Insurance (Sun CII). This new product targets the affluent and business markets and complements Clarica CII, which has been a market leader since 1997 and addresses the needs of the mid-market.

●	SLF Canada announced it is expanding its Long-Term Care Insurance (LTCI) distribution channel and investing in technology to automate the LTCI application, policy issue and administration systems. LTCI sales were strong in the first quarter, up 33% over the first quarter of 2004.

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

Sun Life Financial U.S. (SLF U.S.)

●	As part of its continuing efforts to achieve its strategic objective to grow annuity sales in the U.S., the Company increased its wholesale sales force to 57 at March 31, 2005, up from 32 at the end of 2004. At April 25, 2005, the sales force stood at 63.

●	The Group Life & Health division entered into a partnership with ComPsych Corporation (ComPsych) to provide a comprehensive employee assistance program to its group disability customers, including a wide range of work-life services. ComPsych is the world’s largest provider of employee assistance programs.

●	The Group Life & Health division introduced a global security solution called SecurAssist®. SecurAssist® will be offered through an arrangement with Assist America Inc., the largest U.S. provider of global emergency services through employee benefits. SecurAssist® helps employers prevent and plan for security threats anywhere in the world.

MFS Investment Management (MFS)

●	MFS was recognized for the performance of its funds. In the recent Barron’s Fund Families Survey, which ranks fund firms annually based on their performance, MFS improved to the number 12 ranking overall in 2004 out of 73 firms surveyed during the year.

●	MFS continued to produce positive net sales with US$728 million of net inflows for the three-month period ended March 31, 2005.

Sun Life Financial Asia (SLF Asia)

●	Birla Sun Life Insurance Company Limited, the Company’s India life insurance joint venture, completed a very successful fourth year of operation with individual life insurance sales up 74% over the prior year.

●	Sun Life Everbright Life Insurance Company Limited, a joint venture with China Everbright Group Limited, was granted approval by the China Insurance Regulatory Commission to begin preparing operations to sell life insurance in Hangzhou. Hangzhou has a population of 6.4 million and is the capital of the Zhejiang Province. Sun Life Financial anticipates that sales in Hangzhou will commence in the third quarter of 2005 .

●	Sun Life Everbright has obtained a license to begin selling group insurance in China.

Use of Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses ROE for its business segments to measure their performance. The ROE for the business segments is based on an allocation of common equity or risk capital to the business segments using assumptions, judgments and methodologies that are regularly reviewed and revised by management.

Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized

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First Quarter Earnings

meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual Management’s Discussion and Analysis (MD&A) and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.

Operating earnings, operating EPS and operating ROE exclude the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by the U.S. Securities and Exchange Commission against MFS.

Analysts’ Conference Call

The Company’s first quarter 2005 financial results and 2004 embedded value will be reviewed at a conference call today at 4:00 p.m. EST. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q1 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast will be provided, along with links to related information. The webcast and presentation will be archived on our website following the event.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of $366 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Tom Reid
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

Earnings and Profitability

FINANCIAL SUMMARY

Unaudited

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues ($mm)	5,119	5,269	5,390	5,551	5,538

Common Shareholders’ Net Income ($mm)	458	438	439	438	365
Operating Earnings[2]($mm)	458	438	439	438	424

Earnings Per Common Share (EPS) ($)	0.77	0.74	0.73	0.73	0.61
Operating EPS[2]($)	0.77	0.74	0.73	0.73	0.71
Fully diluted operating EPS[2]($)	0.77	0.73	0.73	0.72	0.70

Return on Common Equity (ROE) (%)	12.6	12.1	11.9	12.0	10.3
Operating ROE[2](%)	12.6	12.1	11.9	12.0	12.0

Average Common Shares Outstanding (mm)	591.8	595.2	598.7	600.7	600.0

S&P500 Index (daily average)	1,192	1,162	1,104	1,123	1,132
S&P500 Index (close)	1,181	1,212	1,115	1,141	1,126

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Sun Life Financial Inc.1 reported a $34 million increase in operating earnings2 for the first quarter ended March 31, 2005 compared to the first quarter of 2004. Earnings were up despite a decrease of $13 million, or 3 cents per share, due to the depreciation of foreign currencies against the Canadian dollar compared to first quarter 2004 exchange rates.

As a result of the increase in operating earnings and Sun Life Financial Inc.’s share repurchase program, operating EPS grew from $0.71 per share for the first quarter of 2004 to $0.77 per share for the same period in 2005, a 9% increase, and operating ROE increased 60 basis points, from 12.0% for the first quarter of 2004 to 12.6% for the first quarter of 2005.

Common shareholders’ net income of $458 million for the first quarter of 2005 was up $93 million compared to the first quarter of 2004. EPS was $0.77 per share, up $0.16 per share compared to the first quarter of 2004. As previously disclosed, common shareholders’ net income in the first quarter of 2004 included regulatory charges against MFS.

[1]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
[2]	See “Use of Non-GAAP Financial Measures”.

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First Quarter Earnings

Performance by Business Group

The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the Reinsurance business unit, previously reported as part of SLF Canada, and SLF U.K. are reported as part of Corporate. This change reflects the ongoing evolution of Sun Life Financial’s businesses and has no impact on the Company’s consolidated results. The discussion in the remainder of this MD&A is based on the current segmentation reflecting the realignment of reportable segments described above. Prior period results have been restated on this basis to facilitate comparison. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s functional currency to facilitate the analysis of underlying business trends. ROE for the business segments is a non-GAAP financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details of the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s first quarter 2005 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian GAAP.

SLF Canada

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues ($mm)	2,146	2,029	1,960	2,032	2,141

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	168	126	121	139	125
Group Benefits	38	63	66	47	76
Group Retirement Services & Institutional Investments	39	35	34	34	29

Total	245	224	221	220	230

ROE (%)	14.8	13.7	13.4	13.2	13.7

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.

In the first quarter of 2005, SLF Canada’s earnings increased 7% over the first quarter of 2004 primarily due to favourable annuity mortality experience, the benefits of reduced unit expenses, increased fee income and favourable credit experience, partially offset by lower Group Benefits results. Premiums and deposits for the first quarter of 2005 were $5.4 billion, up 19% over the first quarter of 2004.

Earnings increased 9% over the fourth quarter of 2004 for the reasons mentioned above as well as increased earnings from the investment in CI Funds Management Inc. (CI Funds). ROE of 14.8% for the quarter increased 110 basis points over both the first and fourth quarters of 2004.

●	Individual Insurance & Investments earnings increased 34% over the first quarter of 2004 due to favourable annuity mortality and credit experience in individual wealth and the benefits of reduced unit expenses in individual life insurance. Earnings increased 33% over the fourth quarter of 2004 and included increased earnings from the investment in CI Funds in addition to the above-mentioned items.

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

●	First quarter 2005 earnings for Group Benefits were lower than in the first and fourth quarters of 2004. The earnings in the first quarter of 2004 reflected exceptional mortality experience which did not recur in the first quarter of 2005. In comparison with the fourth quarter of 2004, earnings in the first quarter of 2005 were negatively affected by seasonal factors in health and morbidity experience. First quarter 2005 results were also affected by additional investments to further enhance customer service.

●	Group Retirement Services & Institutional Investments earnings increased 34% over the first quarter of 2004 partially due to improvements in fee income and favourable credit experience. Assets under management for Group Retirement Services & Institutional Investments, including McLean Budden Limited, continued to increase as a result of strong sales in the first quarter of 2005 and higher equity market levels.

SLF U.S.

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues (US$mm)	1,539	1,825	1,832	1,807	1,781
Revenues (C$mm)	1,889	2,228	2,399	2,453	2,349

Common Shareholders’ Net Income (US$mm)
Annuities	34	45	44	33	62
Individual Life	25	19	19	33	10
Group Life & Health	6	12	7	14	2

Total (US$mm)	65	76	70	80	74
Total (C$mm)	81	93	92	109	97

ROE (%)	8.6	10.5	9.9	11.2	10.0

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$6 million in the first quarter of 2005 compared to the first quarter of 2004.

First quarter 2005 earnings of US$65 million were 12% lower than in the first quarter of 2004. The first quarter of 2004 benefited from rising equity markets and an adjustment of prior year tax accruals. However, the decline in equity markets in the first quarter of 2005 necessitated a reserve increase of US$22 million.

The decrease in first quarter 2005 earnings relative to the fourth quarter of 2004 also reflected the impact of a decline in closing equity markets and adverse mortality partially offset by improved credit experience. In addition, positive claims experience in the Group Life & Health division benefited the fourth quarter of 2004.

●	Annuities earnings decreased US$28 million compared to the first quarter of 2004 primarily as a result of declining equity markets during the first quarter of 2005 compared to rising equity markets in the first quarter of 2004 and an adjustment of prior year tax accruals in 2004. The lower value of equity markets at March 31, 2005 compared to December 31, 2004 contributed significantly to the decline in earnings from the fourth quarter of 2004.

www.sunlife.com

First Quarter Earnings

●	Individual Life earnings were US$15 million higher in the first quarter of 2005 compared to the first quarter of 2004 primarily due to the offshore universal life business. Earnings in the first quarter of 2004 were adversely affected by the impact of the low interest environment on universal life products prior to the implementation of a hedging program in the second quarter of 2004. Earnings in the first quarter of 2005 were adversely affected by unfavourable mortality experience and earnings strain resulting from strong sales of corporate-owned life insurance.

●	Group Life & Health earnings increased US$4 million in the first quarter of 2005 compared to the first quarter of 2004 primarily due to adjustments in the first quarter of 2004. Unfavourable Group Life mortality in the first quarter of 2005 was a major driver of the decline in earnings as compared to the fourth quarter of 2004.

Sun Life Financial Inc. and its U.S. subsidiaries are cooperating with the SEC and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing arrangements with distributors, and recordkeeping requirements. No regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.

MFS Investment Management

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues (US$mm)	332	330	316	319	341
Revenues (C$mm)	407	402	414	434	450

Common Shareholders’ Net Income/(Loss) (US$mm)	37	36	32	30	(10)
Operating Earnings (US$mm)	37	36	32	30	35

Common Shareholders’ Net Income/(Loss) (C$mm)	46	44	42	41	(13)
Operating Earnings (C$mm)	46	44	42	41	46

Average Net Assets (US$B)	145	140	132	138	144
Assets Under Management (US$B)	145	146	134	137	142
Net New Sales/(Redemptions) (US$B)	0.7	0.1	(2.5)	(5.3)	(1.2)
Market Movement (US$B)	(2.4)	12.1	(0.9)	0.5	3.1

S&P500 Index (daily average)	1,192	1,162	1,104	1,123	1,132

MFS contributed net income of CDN$46 million for the first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$3 million in the first quarter of 2005 compared to the first quarter of 2004.

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

Net new sales at MFS improved to US$728 million in the first quarter of 2005 compared to net new sales of US$139 million in the previous quarter and redemptions of US$1.2 billion during the first quarter a year ago. Strong positive net flows from institutional clients more than offset outflows of assets in retail mutual funds and annuities. Assets under management declined 1% to US$145 billion due to negative market activity in the first quarter.

MFS’s contribution to Sun Life Financial’s earnings in the first quarter of 2005 was US$37 million, up US$2 million from the first quarter of 2004.

As previously disclosed, a number of lawsuits have been commenced in the United States against Sun Life Financial Inc., MFS, various MFS Funds and certain of their directors, officers and fund trustees relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Additional information concerning these actions is provided in Sun Life Financial Inc.’s annual MD&A and annual and interim financial statements. These actions are at an early stage and Sun Life Financial Inc. cannot predict their outcome at this time.

SLF Asia

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues ($mm)	214	239	189	182	158

Common Shareholders’ Net Income ($mm)	6	18	10	10	7

ROE (%)	5.4	16.8	9.3	9.0	6.2

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Revenues in the first quarter of 2005 grew 35% compared to the first quarter of 2004, largely due to strong single premium life insurance sales during the quarter and increased volume of in-force business. First quarter 2005 sales were up 19% over 2004.

Net income was down $1 million for the first quarter 2005 compared to the first quarter of 2004, due to lower investment income. Net income was down from the fourth quarter of 2004 which benefited from the favourable effect of productivity improvement initiatives on actuarial liabilities in the Philippines.

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First Quarter Earnings

Corporate

Corporate includes the results of SLF U.K., the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.

	Quarterly Results
	Q1/05	Q4/04	Q3/04	Q2/04	Q1/04
Revenues ($mm)	530	477	534	576	550

Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	47	45	39	42	47
Reinsurance	14	26	21	10	15
Other	19	(12)	14	6	(18)

Total	80	59	74	58	44

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Common shareholders’ net income in the Corporate segment of $80 million was $36 million higher than in the first quarter of 2004. Earnings for SLF U.K. and Reinsurance were virtually unchanged for the first quarter of 2005 compared to the first quarter of 2004 while earnings in Other increased by $37 million. Earnings in Other benefited by $16 million in the first quarter of 2005 as the result of a favourable resolution of outstanding tax issues. The Company also recorded a $53 million foreign exchange gain on the repatriation of capital from the U.K. which was offset by an increase in costs related to the write-off of redundant software, a provision for the resolution of certain regulatory matters in the U.S. and the impact of equity markets on the run-off reinsurance business. In addition to the previously mentioned variances between the first quarter of 2005 and the first quarter of 2004, the fourth quarter 2004 results included the impact of favourable mortality in Reinsurance.

Additional Financial Disclosure

Revenue

Under Canadian GAAP, premium revenue includes annuity premiums, which would not be included as revenue under U.S. GAAP and would not be included as revenue for similar products sold by other financial institutions.

Revenues were $5.1 billion in the first quarter of 2005 compared to $5.5 billion in the comparable period a year ago. The decrease of $419 million was primarily due to lower fixed annuity premiums in the U.S. and an unfavourable impact of $211 million due to the strengthening of the Canadian dollar against foreign currencies. These decreases were partially offset by higher premiums in SLF Asia as a result of business growth.

Premium revenue was $2.9 billion in the first quarter of 2005, compared to $3.3 billion in the comparable period of 2004. Excluding the unfavourable impact of $119 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was down 6%. The decrease was primarily due to lower annuity premiums in the U.S. as a result of particularly strong 2004 sales of equity-indexed annuities, partially offset by higher life insurance premiums in SLF Asia as a result of business growth.

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

First quarter 2005 investment income was down $43 million or 3% from the first quarter of 2004, primarily reflecting fluctuations in equity market and interest rate levels. A foreign exchange gain in the first quarter of 2005 relating to the repatriation of capital from the U.K. operations was mostly offset by an unfavourable impact of $50 million due to the strengthening of the Canadian dollar against foreign currencies.

Fee income of $714 million in the first quarter of 2005 was down $62 million from the same period in the previous year mainly due to a reduction of $43 million from the strengthening of the Canadian dollar against foreign currencies. Before the impact of currency exchange, MFS first quarter fee income declined $11 million compared to a year ago, primarily reflecting the full quarter impact of fee reductions as agreed to in regulatory settlements in early 2004.

Assets Under Management

Assets Under Management (AUM) were $365.8 billion at March 31, 2005 compared to $359.7 billion at December 31, 2004, and $369.7 billion at March 31, 2004. The increase of $6.1 billion between December 31, 2004, and March 31, 2005, was primarily the result of business growth and

(i)	an increase of $3.7 billion due to fluctuation in currency exchange rates; and

(ii)	net sales of mutual, managed and segregated funds of $2.5 billion; partly offset by

(iii)	a decrease of $2.1 billion from equity market declines.

AUM decreased $3.9 billion between March 31, 2004, and March 31, 2005. Continued business growth and an increase of $17.0 billion from increases in equity markets were more than offset by reductions of:

(i)	$17.2 billion from the strengthening of the Canadian dollar against foreign currencies; and

(ii)	$6.7 billion of net redemptions of mutual, managed and segregated funds.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets were $110.5 billion at March 31, 2005, compared to $111.4 billion a year earlier. Business growth in SLF Canada, SLF U.S. and SLF Asia was more than offset by a reduction of $3.9 billion due to the strengthening of the Canadian dollar against foreign currencies.

Total general fund assets at March 31, 2005, were $2.7 billion higher than December 31, 2004, mostly due to business growth and investment activity in SLF Canada and SLF U.S. and an increase of $618 million from the strengthening of foreign currencies against the Canadian dollar.

Actuarial and other policy liabilities of $76.7 billion at March 31, 2005, were $1.3 billion lower than March 31, 2004. An increase of $1.7 billion primarily due to the growth in the SLF U.S. operations was more than offset by a reduction of $2.9 billion due to the strengthening of the Canadian dollar against foreign currencies.

Actuarial and other policy liabilities were $627 million higher at March 31, 2005, compared to December 31, 2004, primarily due to growth in SLF U.S. and a $469 million increase due to the strengthening of foreign currencies against the Canadian dollar during the quarter.

Shareholders’ equity, including the Company’s preferred share capital, was $14.9 billion at March 31, 2005, $606 million higher than December 31, 2004. Shareholders’ net income, before preferred share dividends of $2 million, contributed $460 million to equity, while the issuance of preferred shares added $394 million. The strengthening of foreign currencies against the Canadian dollar further increased equity by $87 million which was partly offset by the adjustment to the currency translation account for the foreign currency gain of $53 million, as outlined in Note 10 of the first quarter interim financial statements. The increase in equity was partly offset by dividend payments on common shares of $142 million and $140 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.

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First Quarter Earnings

At March 31, 2005, Sun Life Financial Inc. had 588,974,846 common shares and 16,000,000 preferred shares outstanding. Sun Life Assurance Company of Canada has announced its intention to redeem its Non-Cumulative Redeemable Class E Preferred Shares, Series 1.

Cash Flows

	Quarterly Results
($mm)	Q1/05	Q1/04
Cash and cash equivalents, beginning of period	3,748	3,175
Cash flows provided by (used in):
Operating activities	791	54
Financing activities	148	10
Investing activities	(710)	138
Changes due to fluctuations in exchange rates	(16)	9

Increase in cash and cash equivalents	213	211

Cash and cash equivalents, end of period	3,961	3,386
Short-term securities, end of period	1,903	1,775

Total cash, cash equivalents and short-term securities	5,864	5,161

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2005 increased $703 million from the first quarter of 2004 primarily due to U.S. individual life insurance premiums exceeding client disbursements and a reduction in the level of investments in long-term assets during the past 12 months. The $213 million increase in cash and cash equivalents during the first quarter of 2005 was comparable to the same period in the prior year. The increase in cash flow generated from operating activities was partly due to improved net flows of U.S. fixed annuities in the first quarter of 2005 compared to the first quarter of 2004. The increase in cash used in investing activities reflected in part the increase in investments relative to the prior year to support the fixed annuity business. Cash provided by financing activities increased $138 million in the first quarter of 2005 compared to 2004 primarily due to the issuance of $400 million of Sun Life Financial Inc.’s Class A Non-Cumulative Perpetual Preferred Shares, partially offset by common share dividends of $142 million and common share repurchases of $161 million during the first quarter of 2005.

Accounting Changes

Effective January 1, 2005, Sun Life Financial Inc. implemented Canadian Institute of Chartered Accountants Accounting Guideline 15, which provides guidance for consolidation of variable interest entities. As a result of implementing this guideline, the legal entities which issued the Sun Life ExchangEable Securities and Cumulative Capital Securities were deconsolidated from the results of Sun Life Financial Inc., and the respective debentures were recorded to reflect the Company’s liabilities to the entities which issued these instruments. Additional information on these accounting changes is detailed in Note 2 to Sun Life Financial Inc.’s Q1 2005 Interim Consolidated Financial Statements.

Sun Life Financial Inc. / First Quarter 2005

First Quarter Earnings

Risk Management

Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the various risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the MD&A, but change as market levels change, new business is added, or as management actions are taken.

Outlook

The outlook for growth in the North American economies has moderated in the first quarter of 2005. The U.S. economy is expected to grow at a healthy rate of 3.0% to 3.5%, with Canada expected to grow at 2.5% to 3.0%. While core inflationary pressures are still benign, the Federal Reserve Board in the U.S. and the Bank of Canada are increasingly wary of the prospect for renewed inflation. This should mean a continuation of the tightening of interest rates by the Federal Reserve Board, with the Bank of Canada likely to resume tightening prior to the end of 2005. Should the price of oil resume its upward trajectory, it could significantly dampen economic growth and thereby reduce core inflationary pressure. This would reduce the economic impetus for further interest rate tightening. Should interest rates rise at a steady 100 to 200 basis points over the next 18-24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company’s exposure would be limited by actions taken to mitigate the risk of lower interest rates.

Regulatory Matters

Sun Life Financial Inc. and its subsidiaries in Canada and the United States have received requests for information from and are cooperating with regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers and recordkeeping requirements. No new regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.

Forward-Looking Statements

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

www.sunlife.com

First Quarter Earnings

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc. / First Quarter 2005